UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Tarena International, Inc.
(Name of Issuer)

American depositary shares, one of which represents one Class A ordinary shares, par value of $0.001 per share
(Title of Class of Securities)

876108101
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 876108101
1	NAMES OF REPORTING PERSONS
Orchid Asia VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,470,741 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,470,741 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,470,741 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Calculated using the number of outstanding Class A ordinary shares of 45,873,037 as of December 31, 2018 as reported in the Issuer's Form 6-K filed with the Securities Exchange Commission on March 12, 2019. 1 American depositary share represents 1 Class A ordinary share.

CUSIP NO. 876108101
1	NAMES OF REPORTING PERSONS
Orchid Asia V Co-Investment, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
323,991 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
323,991 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
323,991 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.71%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Calculated using the number of outstanding Class A ordinary shares of 45,873,037 as of December 31, 2018 as reported in the Issuer's Form 6-K filed with the Securities Exchange Commission on March 12, 2019. 1 American depositary share represents 1 Class A ordinary share.

CUSIP NO. 876108101
1	NAMES OF REPORTING PERSONS
OAVI Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,470,741 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,470,741 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,470,741 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated using the number of outstanding Class A ordinary shares of 45,873,037 as of December 31, 2018 as reported in the Issuer's Form 6-K filed with the Securities Exchange Commission on March 12, 2019. 1 American depositary share represents 1 Class A ordinary share.

CUSIP NO. 876108101
1	NAMES OF REPORTING PERSONS
Orchid Asia VI GP, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,470,741 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,470,741 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,470,741 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated using the number of outstanding Class A ordinary shares of 45,873,037 as of December 31, 2018 as reported in the Issuer's Form 6-K filed with the Securities Exchange Commission on March 12, 2019. 1 American depositary share represents 1 Class A ordinary share.

CUSIP NO. 876108101
1	NAMES OF REPORTING PERSONS
Orchid Asia V Group Management, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,470,741 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,470,741 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,470,741 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated using the number of outstanding Class A ordinary shares of 45,873,037 as of December 31, 2018 as reported in the Issuer's Form 6-K filed with the Securities Exchange Commission on March 12, 2019. 1 American depositary share represents 1 Class A ordinary share.

CUSIP NO. 876108101
1	NAMES OF REPORTING PERSONS
Orchid Asia V Group, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,470,741 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,470,741 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,470,741 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated using the number of outstanding Class A ordinary shares of 45,873,037 as of December 31, 2018 as reported in the Issuer's Form 6-K filed with the Securities Exchange Commission on March 12, 2019. 1 American depositary share represents 1 Class A ordinary share.

CUSIP NO. 876108101
1	NAMES OF REPORTING PERSONS
AREO Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,794,732 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,794,732 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,794,732 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.81%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Calculated using the number of outstanding Class A ordinary shares of 45,873,037 as of December 31, 2018 as reported in the Issuer's Form 6-K filed with the Securities Exchange Commission on March 12, 2019. 1 American depositary share represents 1 Class A ordinary share.

CUSIP NO. 876108101
1	NAMES OF REPORTING PERSONS
Ms. Lam Lai Ming

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,794,732 ADS

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,794,732 ADS

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,794,732 ADS

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.81%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Calculated using the number of outstanding Class A ordinary shares of 45,873,037 as of December 31, 2018 as reported in the Issuer's Form 6-K filed with the Securities Exchange Commission on March 12, 2019. 1 American depositary share represents 1 Class A ordinary share.

Item 1(a)	Name of Issuer:

 Tarena International, Inc.

Item 1(b)	Address of issuer's principal executive offices:

 Room 10017, Tower E, Zhongkun Plaza, A18, North 3rd Ring West Road, Haidian District, Beijing, 100098, China

Item 2(a)	Name of Person Filing:

 This Schedule 13G (the "Schedule 13G") is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):

(i) Orchid Asia VI, L.P.;
(ii) Orchid Asia V Co-Investment, Limited;
(iii) OAVI Holdings, L.P.;
(iv) Orchid Asia VI GP, Limited;
(v) Orchid Asia V Group Management, Limited;
(vi) Orchid Asia V Group, Limited;
(vii) AREO Holdings Limited; and
(viii) Ms. Lam Lai Ming

Item 2(b)	Address of principal business office or, if none, residence:

The address of principal business office of AREO Holdings Limited is:
c/o Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola, VG 1110, British Virgin Islands

The address of principal business office of Orchid Asia VI, L.P., OAVI Holdings, L.P., Orchid Asia VI GP, Limited, Orchid Asia V Group Management, Limited, Orchid Asia V Group, Limited is:
c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

The address of principal business office of Orchid Asia V Co-Investment, Limited is:
c/o Corporate Management Solutions (Cayman) ltd. Two Artillery Court, 2/F, 161 Shedden Road PO box 799, George Town Grand Cayman, KY1-1103 Cayman Islands

The address of principal business office of Ms. Lam Lai Ming is:
c/o Suite 2901, 29th Floor, The Center 99 Queen's Road Central, Central, Hong Kong.

Item 2(c)	Citizenship:

 The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

Item 2(d)	Title of class of securities:

American depositary shares, one of which represents one Class A ordinary shares, par value of $0.001 per share

Item 2(e)	CUSIP No.:

 876108101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Please see Exhibit B

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

Orchid Asia VI, L.P

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

OAVI Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VI GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group Management, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

AREO Holdings Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Lam Lai Ming
/s/ Lam Lai Ming

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the American depositary shares, one of which represents one Class A ordinary shares, par value of $0.001 per share, of Tarena International, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 12, 2020.

Dated: February 12, 2020

Orchid Asia VI, L.P

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

OAVI Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VI GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group Management, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

AREO Holdings Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Lam Lai Ming
/s/ Lam Lai Ming

EXHIBIT B

Orchid Asia VI, L.P. and Orchid Asia V Co-Investment, Limited are part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular.

OAVI Holdings, L.P. is the general partner of Orchid Asia VI, L.P. Orchid Asia VI GP, Limited is the general partner of OAVI Holdings, L.P. which is in turned a wholly owned subsidiary of Orchid Asia V Group Management, Limited.

Orchid Asia V Group Management Ltd. is a wholly-owned subsidiary of Orchid Asia V Group, Limited and is also the investment manager of Orchid Asia VI, L.P.

Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming.

AREO Holdings Limited is also the controlling shareholder of Orchid Asia V Co-Investment, Limited.